UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

________________________

AMENDMENT NO. 1

TO

ANNUAL REPORT

OF

THE STATE OF ISRAEL

(Name of Registrant)

_______________________

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

SIGALIT SIAG

Chief Fiscal Officer

For the Western Hemisphere

Ministry of Finance

of the State of Israel

800 Second Avenue

17th Floor

New York, New York 10017

Copies to:

STEVEN G. TEPPER, ESQ.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

* The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL

The sole purpose of this Amendment No. 1 (this “Amendment”) to the Annual Report on Form 18-K for the fiscal year ended December 31, 2012 (the “Annual Report”) is to file with the Securities and Exchange Commission certain exhibits to the Annual Report relating to the offering of the State of Israel Bonds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 26th day of March, 2014.

STATE OF ISRAEL

By:	/s/ Sigalit Siag
Sigalit Siag Chief Fiscal Officer for the Western Hemisphere Ministry of Finance
By:	/s/ Amnon Kraus
Amnon Kraus Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

EXHIBIT INDEX

Exhibit Number		Page Number

A.	None.
B.	None.
C.	Copy of the State Budget Proposal for Fiscal Years 2013-2014 (in Hebrew).*
D.	Current Description of the State of Israel.**
E.	Master Underwriting Agreement, dated December 31, 2013 by and between the State of Israel and Development Corporation for Israel (Supplements not provided).***
F.	Amended and Restated Master Fiscal Agency Agreement, dated December 24, 2013 by and among the State of Israel, Computershare Inc. and Computershare Trust Company, N.A. (Schedules not provided).***
G.	Form of Bonds.***

* Previously filed by paper filing under cover of Form SE on June 25, 2013 pursuant to Rules 306(c) and 311 of Regulation S-T.

** Previously filed on June 28, 2013 as Exhibit D to the Annual Report.

*** Filed herewith and relating to the State of Israel Bonds offered pursuant to Registration Statement No. 333-188412, as filed on May 7, 2013 and declared effective on May 31, 2013.